As filed with the Securities and Exchange Commission on December 13, 2007

Registration No. 333-146824

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

_______________

PATRICK INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Indiana (State or other jurisdiction of incorporation or organization)	35-1057796 (I.R.S. Employer Identification No.)

107 W. Franklin Street

Elkhart, IN 46515

(574) 294-7511

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

_______________

Andy L. Nemeth
Executive Vice President-Finance and Chief Financial Officer
107 W. Franklin St.
Elkhart, IN 46515
Telephone: (574) 294-7511
(Name, address, including zip code, and telephone number,
including area code, of registrant's agent for service)

_______________

Copy to:
Robert A. Schreck, Jr. Heidi Steele McDermott Will & Emery LLP 227 West Monroe Street Chicago, IL 60606 Telephone: (312) 372-2000

_______________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

_______________

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, please check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell, and we are not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 13, 2007

Prospectus

PATRICK INDUSTRIES, INC.

Rights to Purchase up to 1,333,333 Shares of Common Stock

We are distributing at no cost to holders of our common stock non-transferable subscription rights to purchase an aggregate of 1,333,333 shares of our common stock. You will receive one subscription right for every share of common stock owned on , 2007, the record date. Each subscription right entitles you to purchase 0.222131 of a share of common stock at the subscription price of $11.25 per whole share.

The subscription rights are exercisable beginning on the date of this prospectus and will expire if they are not exercised by 5:00 p.m., New York City time, on , 2007 (the “expiration date”). We may extend the period for exercising rights in our sole discretion. If you wish to purchase shares, you should submit your subscription documents to the subscription agent, National City Bank, before that deadline or to your broker or bank at least 10 days before that deadline. Please see page 24 for further instructions for submitting subscriptions. All subscriptions will be held in escrow by the subscription agent through the expiration of the rights offering. You should carefully consider whether to exercise your subscription rights before expiration of the rights offering. Our board of directors has not made any recommendation regarding your exercise of the subscription rights. We reserve the right to cancel the rights offering at any time. The subscription rights may not be sold or transferred.

We will not issue fractional shares. If the number of subscription rights you receive would otherwise permit you to purchase a fraction of a share, the number of shares that you may purchase will be rounded down to the nearest whole share.

Concurrently with this registered rights offering, we are distributing in a private placement with two of our shareholders, Tontine Capital Partners, L.P. and its affiliate, Tontine Capital Overseas Master Fund, L.P. (collectively, “Tontine Capital”), subscription rights to purchase 509,366 shares of our common stock, representing Tontine Capital’s pro rata portion of the total 1,333,333 shares offered in the rights offering, at the same $11.25 subscription price. The 1,333,333 shares referred to herein include the 509,366 shares to be issued in this separate private placement upon the exercise of the subscription rights being distributed to Tontine Capital. If any rights remain unexercised after the closing of the rights offering, Tontine Capital also has agreed, pursuant to a Standby Purchase Agreement with us, dated September 17, 2007 (the “Standby Purchase Agreement”), and subject to certain conditions and limitations, to purchase all of the shares of our common stock not subscribed for in the rights offering by our other shareholders at a price per share equal to the rights offering subscription price of $11.25 per whole share. We intend to amend the resale registration statement that was filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2007 on Form S-3 to register the additional shares purchased by Tontine Capital both upon exercise of their subscription rights and pursuant to the Standby Purchase Agreement. At December 1, 2007, Tontine Capital held approximately 38% of our outstanding common stock.

The issuance and sale of shares of common stock pursuant to this rights offering and the Standby Purchase Agreement and the transactions contemplated thereunder were approved by our shareholders at a special meeting held on November 29, 2007. The shares are being offered directly by us without the services of an underwriter or selling agent.

Our common stock is listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “PATK.” The subscription price of $11.25 per share is __% higher than the closing price of our common stock of $_____ on __________, 2007.

Investing in our common stock involves significant risk. See “Risk Factors” beginning on page 13 of this prospectus, for a discussion of certain risks you should consider before exercising your subscription rights.

	Price Per Share	Proceeds to Patrick Industries, Inc.

Offering Price to Shareholders	$11.25	$14,999,996 (1)

(1)	Before deduction of estimated expenses of $200,415, including accounting fees, legal fees, printing expenses and other miscellaneous expenses.

_______________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

_______________

The date of this prospectus is December , 2007

TABLE OF CONTENTS

                                                                                                          Page

Questions And Answers Relating To The Rights Offering	4
Prospectus Summary	10
Cautionary Note Regarding Forward-Looking Statements	13
Risk Factors	13
Use Of Proceeds	18
Capitalization	19
The Rights Offering	20
Description Of Capital Stock	29
Price Range Of Common Stock And Dividend Policy	32
Plan Of Distribution	32
U.S. Federal Income Tax Considerations	33
Certain Legal Matters	35
Experts	35
Where You Can Find More Information	35
Documents Incorporated By Reference	35

No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any date subsequent to the date hereof or thereof or that there has been no change in the affairs of the Company since the date hereof or thereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Unless otherwise indicated or the context otherwise requires in this prospectus:
•	the terms “Patrick,” “we,” “us,” “our,” and the “Company” refer to Patrick Industries, Inc. and its subsidiaries;
•

all references to fiscal years, when used with respect to Patrick, refer to our fiscal years which end on December 31. For example, a reference to fiscal 2006 means the twelve month period that ended December 31, 2006; and

•	currency amounts are stated in United States dollars (“$,” “dollars,” or “U.S. $”).

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information from this prospectus and the documents incorporated by reference herein. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, the common stock of the Company, and our business.

Exercising the rights and investing in our common stock involves significant risks. We urge you to carefully read the section entitled “Risk Factors” beginning on page 13 of this prospectus and the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006, and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your rights.

What is the rights offering?

We are distributing at no cost to holders of our common stock as of 5:00 p.m., New York City time, on _____________, 2007, the “record date,” subscription rights to purchase shares of our common stock. You will receive one subscription right for each share of common stock you own at the close of business on the record date. Each subscription right entitles a shareholder to purchase 0.222131 of a share of common stock for the subscription price of $11.25 per whole share. Each right will be evidenced by a rights certificate.

How many shares may I purchase, if I exercise my rights?

We are distributing to you, as a shareholder of record on the record date, one subscription right for each share of our common stock you own at that time. Each right entitles you to purchase 0.222131 of a share of common stock at the subscription price of $11.25 per whole share. For example, if you owned 1,000 shares of our common stock on the record date and you were granted one right for each share of our common stock you owned at that time, then you have the right to purchase 222 shares of common stock for $11.25 per share. You may exercise any number of whole subscription rights, or you may choose not to exercise any subscription rights.

If you hold your shares in the name of a broker, bank, or other nominee who uses the services of the Depository Trust Company, or “DTC,” then DTC will issue one right to the nominee for each share of our common stock you own at the record date. Each right can then be used to purchase 0.222131 of a share of common stock for $11.25 per share. As in the example above, if you owned 1,000 shares of our common stock on the record date, you would have the right to purchase 222 shares of common stock for $11.25 per share.

We will not issue fractional shares. If the number of subscription rights you receive would otherwise permit you to purchase a fraction of a share, the number of shares that you may purchase will be rounded down to the nearest whole share. Any excess subscription payments received by the subscription agent will be refunded, without interest, as soon as practicable.

Why are we conducting the rights offering?

We are conducting the rights offering to raise equity capital in order to prepay a major portion of the $13,975,000 in principal amount of the Company’s 9.5% Senior Subordinated Promissory Notes (the “Senior Notes”) owing to Tontine Capital that was provided by Tontine Capital to fund, in part, our acquisition of Adorn Holdings, Inc. in May 2007 (the “Adorn Acquisition”). We will use the net proceeds from the rights offering, along with the proceeds from the proposed sale of up to 40,000 shares of our common stock to certain management employees at the same $11.25 per share price, to prepay the Senior Notes in full and to pay related accrued interest. Under the Company’s senior secured credit facility, lenders will permit the Senior Notes to be prepaid only with the proceeds of new equity. The rights offering will strengthen our financial condition by allowing us to prepay our Senior Notes, thereby increasing our financial flexibility and cash flow. A rights offering also provides our shareholders the opportunity to participate in this transaction and thereby maintain their proportionate ownership interest in the Company, compared to the ownership dilution that could result if we pursued a different form of equity financing to prepay the Senior Notes. If we are unable to complete the rights offering, we may be required to seek alternative sources of equity capital to prepay the Senior Notes, which may not be available on commercially reasonable terms, if at all. If we are unable to prepay the Senior Notes by May 18, 2008, the interest rate will increase to 13.5% and our financial condition may be adversely affected.

What is the role of Tontine Capital in this offering?

In connection with the rights offering, we have entered into the Standby Purchase Agreement with Tontine Capital. Subject to the terms and conditions of the Standby Purchase Agreement, we are obligated to sell in a private placement, and Tontine Capital is obligated to purchase from us, (i) its pro rata portion of the shares offered in the rights offering, and (ii) any and all shares of our common stock issuable upon the exercise of any rights that remain unexercised by other shareholders at the closing of the rights offering subscription period. The price per share paid by Tontine Capital for such common stock will be equal to the $11.25 subscription price per share in the rights offering. We intend to amend the resale registration statement that was filed with the SEC on August 14, 2007 on Form S-3 to register the additional shares purchased by Tontine Capital both upon the exercise of their subscription rights in this rights offering and pursuant to the Standby Purchase Agreement. Tontine Capital did not receive any compensation for entering into the Standby Purchase Agreement.

At December 1, 2007, Tontine Capital owned approximately 38% of our common stock. If no shareholder other than Tontine Capital subscribes for shares offered in the rights offering and Tontine Capital purchases all unsubscribed shares pursuant to its obligations as set forth in the Standby Purchase Agreement, Tontine Capital’s ownership will be approximately 49% of our outstanding common stock after the rights offering. We have agreed to amend our Rights Agreement to permit Tontine Capital to acquire more than 40% of our outstanding common stock if their ownership interests will exceed the 40% threshold after the close of the rights offering and the purchase of shares pursuant to its standby commitment. For additional detail regarding our Rights Agreement, see the section of this prospectus entitled “Description of Capital Stock – Shareholder Rights Agreement” on page 30.

How was the subscription price of $11.25 per share determined?

Our board of directors determined the $11.25 per share subscription price after considering the likely cost of capital from other sources, negotiations with Tontine Capital as standby purchaser, historical and current trading prices for our common stock, and our desire to prepay the Senior Notes prior to the increase in interest rate on May 18, 2008. The $11.25 per share price is equal to the price paid by Tontine Capital for the 980,000 shares issued to Tontine Capital in a private placement on May 18, 2007, the proceeds of which were used to finance, in part, the Adorn Acquisition. The board also sought to provide an incentive to shareholders to participate in the rights offering by setting the subscription price below the market price at the time. On September 17, 2007, for example, when we executed the Standby Purchase Agreement with Tontine Capital, the $11.25 per share subscription price represented a 5.1% discount to the closing price of our common stock on that date of $11.85. On ___________, 2007, our common stock closed at $___ or __% higher than the subscription price of $11.25 per share. The subscription price does not necessarily bear any relationship to the book value of our assets, net worth, past operations, cash flows, profits and losses, financial condition or any other established criteria used to value securities. You should not consider the subscription price to be an indication of the fair value of the common stock to be offered in the rights offering.

Am I required to exercise all of the rights I receive in the rights offering?

No. You may exercise any number of your rights, or you may choose not to exercise any rights. If you do not exercise any rights, the number of shares of our common stock you own will not change. However, if you do not exercise any rights or fewer than all of your rights, because shares are expected to be purchased by other shareholders in the rights offering and, subject to certain conditions and limitations, Tontine Capital will be required pursuant to the Standby Purchase Agreement to purchase any shares not subscribed for in the rights offering, your percentage ownership after the exercise of the rights by other shareholders will be diluted.

Am I required to exercise my rights, if I voted to approve the rights offering and Standby Purchase Agreement at the special meeting?

No. If you voted to approve the rights offering at the special meeting, you are not obligated to participate in the rights offering. You should make an independent investment decision about whether or not to exercise your rights.

How soon must I act to exercise my rights?

The rights may be exercised beginning on the effective date of this prospectus through the expiration date, which is ___________, 2008, at 5:00 p.m., New York City time, unless extended by us. If you elect to exercise any rights, the subscription agent must actually receive all required documents and payments from you or your broker or nominee at or before the expiration date. Your payment will be considered received by the subscription agent only upon clearance of any uncertified check deposited by the subscription agent; receipt by the subscription agent of any certified check, cashier’s check or bank draft drawn upon a U.S. bank, any express money order or any wire transfer; or receipt of collected funds in the subscription agent’s account as of 5:00 p.m., New York City time, on the expiration date. Although we have the option of extending the expiration date of the subscription period, we currently do not intend to do so.

When will I receive my subscription rights?

Promptly after the date of this prospectus, the subscription agent will send a subscription rights certificate to each registered holder of our common stock as of 5:00 p.m., New York City time, on the record date, based on our shareholders registry maintained at the transfer agent for our common stock. If you hold your shares of common stock through a brokerage account, bank or other nominee, you will not receive an actual subscription rights certificate. Instead you will receive an election form sent by your broker, bank or other nominee. As described in this prospectus, you must complete this form to instruct your broker, bank or nominee whether or not to exercise rights on your behalf. If you wish to obtain a separate subscription rights certificate, you should promptly contact your broker, bank or other nominee and request a separate subscription rights certificate. It is not necessary to have a physical subscription rights certificate to elect to exercise your rights.

May I transfer my rights?

No. Should you choose not to exercise your subscription rights, you may not sell, give away or otherwise transfer your subscription rights.

Is there a minimum subscription to complete the rights offering?

No, there is no minimum subscription to complete the rights offering.

Can our board of directors cancel, amend or extend the rights offering?

Yes. Our board of directors may decide to cancel or terminate the rights offering at any time before the expiration of the rights offering and for any reason. If our board of directors cancels or terminates the rights offering, we will issue a press release notifying shareholders of the cancellation or termination, and any money received from subscribing shareholders will be returned, without interest or deduction, as soon as practicable.

We may amend the terms or extend the subscription period of the rights offering. If we amend the terms of the rights offering in a manner that we, in our sole discretion, deem material, we will issue a press release and mail notice to all shareholders, extend the expiration date by at least 10 days and give you the right to cancel your subscription. The period for exercising your subscription rights may be extended by our board of directors, although we do not presently intend to do so. The extension of the expiration date will not, in and of itself, be treated as a material amendment for these purposes.

Has our board of directors made a recommendation to our shareholders regarding the exercise of rights under the rights offering?

Our board of directors has not made any recommendation to shareholders regarding the exercise of rights under the rights offering. You should make an independent investment decision about whether or not to exercise your rights.

Shareholders who exercise rights risk investment loss on new money invested. As of the date of this prospectus, the market price for our common stock was below the subscription price of $11.25. The market price for our common stock fluctuates and may be higher or lower than the subscription price when you decide whether to participate in the rights offering. If you participate in the rights offering, we cannot assure that you will be able to sell those shares in the future at the same price or a higher price. If you do not exercise your rights, you will lose any value represented by your rights and your percentage ownership interest in our company will be diluted. For more information on the risks of participating in the rights offering, see the section of this prospectus entitled “Risk Factors” on page 13.

How do I exercise my rights? What forms and payment are required to purchase the shares of common stock?

If you wish to participate in the rights offering, you must take the following steps, unless your shares are held by a broker, bank or other nominee:

• deliver payment to the subscription agent using the methods outlined in this prospectus before 5:00 p.m., New York City time, on _____________, 2008, unless extended; and

• deliver a properly completed subscription rights certificate to the subscription agent before 5:00 p.m., New York City time, on _____________, 2008, unless extended.

Your payment will be considered received by the subscription agent only upon clearance of any uncertified check deposited by the subscription agent; receipt by the subscription agent of any certified check, cashier’s check or bank draft drawn upon a U.S. bank, any express money order or any wire transfer; or receipt of collected funds in the subscription agent’s account as of 5:00 p.m., New York City time, on the expiration date.

If you cannot deliver your rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery provisions described under “The Rights Offering - Guaranteed Delivery Procedures” on page 28.

If you send a payment that is insufficient to purchase the number of shares you subscribed for, or if the number of shares you wish to subscribe for is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of payment received, subject to the elimination of fractional shares. If the payment exceeds the subscription price for the full exercise of your subscription rights (to the extent specified by you), the excess will be refunded to you as soon as practicable. You will not receive interest on any payments refunded to you under the rights offering.

What should I do, if I want to participate in the rights offering, but my shares are held in the name of my broker, bank or other nominee?

If you hold your shares of our common stock in the name of a broker, bank or other nominee, then your broker, bank or other nominee is the record holder of the shares you own. The record holder must exercise the rights on your behalf for the shares of common stock you wish to purchase.

If you wish to participate in the rights offering and purchase shares of common stock, please promptly contact the record holder of your shares. We will ask your broker, bank or other nominee to notify you of the rights offering and to send to you an election form for exercising your rights. You should receive this form from your record holder with the other rights offering materials.

When will I receive my new shares?

If you purchase shares of our common stock in the rights offering, you will receive your new shares as soon as practicable after the closing of the rights offering.

After I send in my payment and rights certificate, may I change or cancel my exercise of rights?

No. Unless we give you a right of cancellation as a result of a material (as determined by us in our sole discretion) change to the terms of the rights offering, all exercises of rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your rights. You should not exercise your rights, unless you are certain that you wish to purchase additional shares of our common stock at a price of $11.25 per share.

How much money will the Company receive from the rights offering?

If we sell all 1,333,333 shares being offered in the rights offering, we will receive proceeds of approximately $15,000,000 before deducting the related offering expenses. While we are offering shares in the rights offering with no minimum purchase requirement, Tontine Capital has, subject to certain conditions and limitations, agreed to purchase all of the shares of our common stock not subscribed for in the rights offering by other shareholders at a price per share equal to the rights offering subscription price. Accordingly, even if Tontine Capital is the only participant in the rights offering, we expect to receive proceeds from the rights offering of approximately $15,000,000.

In addition, our shareholders have approved an offer of up to 130,000 shares of our common stock to certain management employees at the same $11.25 price per share as is being offered to shareholders in the rights offering. We have received indications from these management employees that they will purchase approximately 40,000 shares. If the rights offering closes and these management employees purchase 40,000 shares, we will raise additional proceeds of $450,000.

See the sections of this prospectus entitled “Use of Proceeds” and “The Rights Offering — Standby Purchase Agreement” on pages 18 and 22, respectively.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves significant risk. Exercising your subscription rights means buying additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. You should carefully read the section entitled “Risk Factors” beginning on page of this prospectus and the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006, and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your rights.

How many shares of common stock will be outstanding after the rights offering?

At December 1, 2007, there were 6,002,461 shares of common stock issued and outstanding. Based upon the 1,333,333 shares to be issued pursuant to the rights offering and assuming the purchase of 40,000 shares, which certain management employees have indicated they will purchase, we would have 7,375,794 shares of common stock outstanding after the closing of the rights offering and the purchase of shares by certain management employees.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, we will instruct the subscription agent to return your payment in full. If you own shares in “street name,” it may take longer for you to receive payment, because the subscription agent will send payments through the record holder of your shares. You will not be credited interest on any payments refunded to you in the rights offering.

Will the rights be listed on a stock exchange or national market?

The rights may not be sold, transferred or assigned and will not be listed on Nasdaq or any other stock exchange or national market. Our common stock will continue to trade on Nasdaq under the symbol “PATK,” and the shares to be issued to you in connection with the rights offering will be eligible for trading on Nasdaq.

What fees or charges apply, if I purchase shares of common stock?

We are not charging any fee or sales commission to issue rights to you or to issue shares to you if you exercise your rights. If you exercise your rights through the record holder of your shares, you are responsible for paying any fees your record holder may charge you.

What are the U.S. federal income tax consequences of exercising rights?

A holder should not recognize income or loss for U.S. federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to the particular consequences to you of the rights offering. For a more detailed discussion, see “U.S. Federal Income Tax Considerations” on page 33.

To whom should I send my forms and payment?

If your shares are held in the name of a broker, bank or other nominee, then you should follow the instructions you receive from that record holder with regard to exercising your subscription rights. If you are the record holder, you should deliver your rights certificate, payment of the subscription price (unless you decide to wire your payment) and any notices of guaranteed delivery to National City Bank, which is acting as our subscription agent, by mail to:

National City Bank

c/o The Colbent Corp

P.O. Box 859208

Braintree, MA 02185-9208

or by express mail to:

National City Bank

c/o The Colbent Corp

161 Bay State Drive

Braintree, MA 02184

Your delivery to an address other than the addresses set forth above will not constitute valid delivery.

Payment of the subscription price by wire transfer may be made as provided under “The Rights Offering - Method of Payment of Subscription Price” on page 25.

You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate, and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.

Whom should I contact, if I have other questions?

If you have other questions or need assistance, please contact National City Shareholder Communications at 1-800-622-6757 or send an email to shareholder.inquiries@nationalcity.com.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and any documents incorporated by reference carefully.

Exercising the rights and investing in our common stock involves significant risks. We urge you to carefully read the section entitled “Risk Factors” beginning on page of this prospectus and the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006, and all other information included or incorporated by reference in this prospectus in its entirety before you decide whether to exercise your rights.

Our Business

Patrick Industries, Inc. is a leading manufacturer and supplier of building products and materials to the manufactured housing and recreational vehicle industries. In addition, we are a supplier to certain other industrial markets, such as kitchen cabinet, furniture manufacturing, office furniture, commercial fixtures and furnishings, marine, architectural, and the automotive market. We manufacture decorative vinyl and paper panels, wrapped mouldings, cabinet doors, components for electronic desks, countertops, aluminum extrusions, drawer sides, and adhesives. We are also an independent wholesale distributor of pre-finished wall and ceiling panels, drywall and drywall finishing products, particleboard, vinyl and cement siding, interior passage doors, roofing products, high pressure laminates, decorative mirrors and glass, insulation, and other related products.

We have a nationwide network of distribution centers for our products, thereby reducing in-transit delivery time and cost to the regional manufacturing plants of our customers. We believe that we are one of the few suppliers to the manufactured housing and recreational vehicle industries that has such a nationwide network. We maintain six manufacturing plants and a distribution facility near our principal offices in Elkhart, Indiana, and operate twelve other warehouse and distribution centers and twelve other manufacturing plants in thirteen other states. One manufacturing plant located in Nevada was closed in December 2006. In conjunction with the Adorn Acquisition, we have closed, or are in the process of closing and consolidating, certain duplicative operations or facilities located in North Carolina, Georgia, Alabama, Texas, Oregon, and Indiana.

On January 29, 2007, we purchased the assets of American Hardwoods, Inc., an $18 million supplier of hardwood products to the industrial markets located in Phoenix, Arizona. On May 18, 2007, we acquired Adorn Holdings, Inc., a $240 million Elkhart, Indiana-based manufacturer and supplier of components products to the recreational vehicle and manufactured housing industries.

The Company is an Indiana corporation and was founded in 1959 and incorporated in 1961. For a more comprehensive overview of our business strategy, we refer you to Item 1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which is hereby incorporated by reference.

Summary of the Rights Offering

Subscription Right

If you are a holder of record of our common stock at the close of business on _____________, 2007, we are distributing to you, at no cost, one non-transferable subscription right to purchase 0.222131 of a share of our common stock for every share of common stock you own.

Subscription Price	$11.25 per share in cash.

Market Price	On _____________, 2007, the last reported sale price of our common stock on Nasdaq was $___ per share.

Common Stock Outstanding after Rights Offering

Assuming all rights are exercised, an aggregate of approximately 1,333,333 shares will be sold. These shares, when added to the 6,002,461 shares of common stock outstanding on December 1, 2007 and the 40,000 shares expected to be sold to certain management employees, would result in a total of 7,375,794 shares of common stock outstanding after the rights offering and the purchase of shares by certain management employees.

Non-Transferability of Rights	The rights may be exercised only by the persons to whom they are granted and may not be sold, given away or otherwise transferred.

Record Date	_____________, 2007.

Expiration Time	5:00 p.m., New York City time, on _____________, 2008, unless extended by us.

Standby Commitment

Pursuant to a Standby Purchase Agreement, Tontine Capital has agreed to purchase in a private placement (i) its pro rata portion of the shares offered in the rights offering and (ii) any and all of the shares not subscribed for by other shareholders in the rights offering at the $11.25 per share rights offering subscription price. At December 1, 2007, Tontine Capital held approximately 38% of our outstanding common stock and, collectively, is our largest shareholder.

Revocation	YOU MAY NOT REVOKE AN EXERCISE OF RIGHTS, UNLESS WE AMEND THE TERMS OF THE OFFERING IN A MANNER WE DEEM, IN OUR SOLE DISCRETION, TO BE MATERIAL.

Procedure for Exercising Rights

If you are the record holder, you may exercise your rights by properly completing and signing your rights certificate. You must deliver your rights certificate to National City Bank, which is acting as the subscription agent for this rights offering. The subscription agent will not accept a facsimile transmission of your completed rights certificate. This delivery must be accompanied by full payment of the subscription price for each share you wish to purchase. If you send your rights certificate by mail, we recommend that you send it by registered mail, properly insured, with return receipt requested. Your payment will be considered received by the subscription agent only upon clearance of any uncertified check deposited by the subscription agent; receipt by the subscription agent of any certified check, cashier’s check or bank draft drawn upon a U.S. bank, any express money order or any wire transfer; or receipt of collected funds in the subscription agent’s account as of 5:00 p.m., New York City time, on the expiration date.

See “The Rights Offering - Method of Subscription - Exercise of Rights.”

Exercise by Beneficial Holders

If you hold shares of our common stock through a broker, bank or other nominee, you will need to have your broker, bank or other nominee act for you if you wish to exercise your rights. We will ask your broker, bank or other nominee to notify you of the rights offering and to send to you an election form for exercising your rights. You should receive this form from your record holder with the other rights offering materials. See “The Rights Offering - Beneficial Owners.”

Issuance of Common Stock

We will deliver to you certificates representing common stock purchased upon exercise of your subscription rights as soon as practicable after the expiration date. We have the discretion to delay distribution of any shares you may elect to purchase by exercise of rights if necessary to comply with securities laws. No interest will be paid to you on the funds you deposit with the subscription agent.

Use of Proceeds

The proceeds from the sale of the common stock offered in the rights offering, before payment of fees and expenses, are anticipated to be approximately $15,000,000. We intend to use the proceeds from the rights offering, together with the expected proceeds of $450,000 from the sale of approximately 40,000 shares of common stock to certain management employees, to prepay in full $13,975,000 in principal amount of Senior Notes issued to Tontine Capital to finance, in part, the Adorn Acquisition, as well as to pay related accrued interest.

No Board Recommendation	Our board of directors has not made any recommendation as to whether you should exercise your rights. You should make those decisions based upon your own assessment of your best interests.

Risk Factors	An investment in our common stock involves significant risks. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

U.S. Federal Income Tax Consequences of Rights Offering

You should not recognize any gain or other income or loss for U.S. federal income tax purposes upon receipt or exercise of a subscription right. You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise or lapse of the rights in light of your particular circumstances.

Subscription Agent	National City Bank

Amendment, Extension or Termination of Rights Offering

We reserve the right, in our discretion, to (a) amend or modify the terms of this rights offering; (b) extend the expiration time to a later date; and (c) terminate the rights offering at any time for any reason. If we amend the terms of this rights offering in a manner we deem, in our sole discretion, to be material, we will issue a press release and mail notice to all shareholders, extend the expiration date by at least 10 days, and give you the right to cancel your subscription.

Fees and Expenses	We will pay all fees and expenses relating to the rights offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The terms “may,” “should,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “objective,” “plan,” “project” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that may cause actual results or events to differ materially from those contemplated by such forward-looking statements include, without limitation, general economic conditions, variation in demand from customers, the impact on the economy of terrorist attacks and other geopolitical activity, continued market acceptance of the Company’s new product introductions, the successful integration of business unit acquisitions and related restructuring, operating margin risk due to competitive pricing and operating efficiencies, supply chain risk, material or labor cost increases, foreign currency fluctuations, interest rate risk, and other factors that may be referred to or noted in the Company’s reports filed with the SEC from time to time.

RISK FACTORS

In addition to the other information in this prospectus, including the matters addressed in “Cautionary Note Regarding Forward-Looking Information,” you should consider the matters described below before deciding whether to invest in our common stock.

Risks Related to This Offering.

The subscription price in the rights offering is not an indication of the fair value of our common stock.

The subscription price in the rights offering of $11.25 per share was set by our board. In determining the subscription price, the board considered a number of factors, including negotiations with Tontine Capital; our need for capital; our business prospects; the historical and current market price of our common stock; general conditions in the securities market; our operating history; and the liquidity of our common stock. The board also sought to provide an incentive to shareholders to participate in the rights offering by setting the subscription price below the market price at the time. On September 17, 2007, for example, when we executed the Standby Purchase Agreement with Tontine Capital, the $11.25 per share subscription price represented a 5.1% discount to the closing price of our common stock on that date of $11.85. On ___________, 2007, our common stock closed at $___ or __% higher than the subscription price of $11.25 per share. The subscription price does not necessarily bear any relationship to the book value of our assets, net worth, past operations, cash flows, profits and losses, financial condition or any other established criteria for fair value. You should not consider the subscription price as an indication of the fair value of our common stock. After the date of this prospectus, our common stock may trade at prices above or below the subscription price. We cannot assure you that you will be able to sell common stock purchased in this offering at a price equal to or greater than the subscription price.

This offering may cause the price of our common stock to decline immediately, and this decline may continue.

The number of shares of common stock we will issue if this rights offering is completed may result in an immediate decrease in the market value of our common stock. This decrease may continue after the completion of this offering.

You may suffer dilution of your percentage of ownership of our common stock.

If you do not exercise your subscription rights in full, your proportionate voting and ownership interest will be diluted. For example, if you own 10,000 shares of common stock before this offering, or approximately 0.17% of our outstanding common stock, and you do not exercise any of your subscription rights while all other subscription rights are exercised by other shareholders, your percentage ownership would be reduced to approximately 0.14%. The magnitude of the reduction of your percentage ownership will depend upon the number of shares of common stock you hold and the extent to which you exercise your subscription rights.

Shareholders who exercise rights risk investment loss on new money invested.

As of the date of this prospectus, the market price of our common stock was lower than the subscription price. The market price for our common stock fluctuates and may be higher or lower than the subscription price when you decide whether to participate in the rights offering. If you participate in the rights offering, we cannot assure that you will be able to sell those shares in the future at the same price or a higher price.

If the rights offering is consummated, our common stock ownership will likely be further concentrated in the hands of Tontine Capital, whose interests may not coincide with yours.

In connection with the rights offering, we entered into the Standby Purchase Agreement with Tontine Capital, pursuant to which Tontine Capital is obligated to purchase (i) its pro rata portion of the shares offered in the rights offering and (ii) any and all shares issuable upon the exercise of rights that remain unexercised by other shareholders at the closing of the rights offering subscription period. To the extent that holders of our common stock do not exercise their rights, Tontine Capital, as the standby purchaser, will increase its substantial ownership interest in the Company. As a result, Tontine Capital may increase its ability to influence the election of our board of directors and the approval of other matters presented for consideration by the shareholders, which could include mergers, acquisitions, amendments to our charter, and various corporate governance actions. The increase in Tontine Capital’s ownership percentage will occur only to the extent other shareholders choose not to exercise their subscription rights fully. At December 1, 2007, Tontine Capital owned approximately 38% of our outstanding common stock.

Once you exercise your subscription rights, you may not revoke the exercise even if there is a decline in the price of our common stock or if we decide to extend the expiration date of the subscription period, unless we amend the terms of the rights offering in a manner that we, in our sole discretion, deem material.

You may not revoke an exercise of rights, unless we amend the terms of the offering in a manner we deem, in our sole discretion, to be material. The market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, as well as general economic and market conditions, such as recessions. We cannot assure you that the public trading market price of our common stock will not decline after you elect to exercise your rights. If that occurs, you may have committed to buy shares of common stock in the rights offering at a price greater than the prevailing market price, and could have an immediate unrealized loss.

Moreover, we cannot assure you that following the exercise of your rights you will be able to sell your common stock at a price equal to or greater than the subscription price. Until shares are delivered upon expiration of the rights offering, you will not be able to sell the shares of our common stock that you purchase in the rights offering. Certificates representing shares of our common stock purchased will be delivered as soon as practicable after expiration of the rights offering.

You need to act promptly and follow subscription instructions, otherwise your subscription may be rejected.

Shareholders who desire to purchase common stock in this offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the 5:00 p.m., New York City time, on the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, the subscription agent may reject your subscription or accept it to the extent of the payment received. In addition, if you hold shares of our common stock through a broker, bank or other nominee, we will ask your broker, bank or other nominee to notify you of the rights offering and to send to you an election form for exercising your rights. You should receive this form from your record holder. Neither we nor our subscription agent undertakes to contact you or your broker, bank or other nominee concerning an incomplete or incorrect subscription form or payment, nor do we have an obligation to attempt to correct such problems. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

Neither we, nor the subscription agent, will have any obligation to you, if this offering is canceled, other than to refund your subscription payments, without interest.

Neither we, nor the subscription agent, will have any obligation to you if this offering is canceled, other than to refund your subscription payments, without interest.

Risks Relating to Our Business.

The manufactured housing and recreational vehicle industries are highly competitive, and some of our competitors may have greater resources than we do.

We operate in a highly competitive business environment and our sales could be negatively impacted by our inability to maintain or increase prices, changes in geographic or product mix, or the decision of our customers to purchase competitive products instead of our products. We compete not only with other manufactured housing and recreational vehicle producers, but also traditional site-built homebuilders and suppliers of cabinetry and flooring. Sales could also be affected by pricing, purchasing, financing, operational, advertising, promotional, or other decisions made by purchasers of our products.

The cyclical nature of the domestic housing market has caused our sales and operating results to fluctuate. These fluctuations may continue in the future, which could result in operating losses during downturns.

The U.S. housing industry is highly cyclical and is influenced by many national and regional economic and demographic factors, including:

•	terms and availability of financing for homebuyers and retailers;
•	consumer confidence;
•	interest rates;
•	population and employment trends;
•	income levels;
•	housing demand; and
•	general economic conditions, including inflation, and recessions.

The manufactured housing and recreational vehicle industries and the industrial markets are affected by the fluctuations in the residential housing market. As a result of the foregoing factors, our sales and operating results fluctuate, and we expect that they will continue to fluctuate in the future. Moreover, we may experience operating losses during cyclical and seasonal downturns in the residential housing market.

Seasonality and cyclical economic conditions affect the markets the Company serves.

The manufactured housing and recreational vehicle markets are cyclical and dependent upon various factors, including interest rates, access to financing, inventory and production levels. Economic and demographic factors can cause substantial fluctuations in production, which in turn impact sales and operating results. Demand for recreational vehicles and manufactured housing generally declines during the winter season. Our sales levels and operating results could be negatively impacted by changes in any of these items.

Increased cost and limited availability of raw materials may have a material adverse effect on our business and results of operations.

Prices of certain materials, including gypsum, lauan, particleboard, MDF, aluminum and other products, can be volatile and change dramatically with changes in supply and demand. Certain products are purchased from overseas and are dependent upon vessel shipping schedules and port availability. Further, certain of our commodity product suppliers often operate at or near capacity, resulting in some products having the potential of being put on allocation. Our sales levels and operating results could be negatively impacted by changes in any of these items.

The ability to attract and retain qualified executive officers and key personnel may adversely affect our operations.

The loss of any of our executive officers or other key personnel could reduce our ability to manage our business and strategic plan in the short term and could cause our sales and operating results to decline.

Our ability to integrate acquired businesses may adversely affect operations.

As part of our business and strategic plan, we continue to look for strategic acquisitions to provide accretive shareholder value. In 2007, we acquired American Hardwoods, Inc. and Adorn Holdings, Inc. These acquisitions, and any future acquisitions, require the effective integration of an existing business and its administrative, financial, sales and marketing, and manufacturing and other functions to maximize synergies. These acquisitions involve a number of risks that may affect our financial performance including increased leverage, diversion of management resources, assumption of liabilities of the acquired businesses, and possible corporate culture conflicts. If we are unable to successfully integrate these acquisitions, we may not realize the benefits identified in our due diligence process, and our financial results may be negatively impacted. Additionally, significant unexpected liabilities may arise after completion of these acquisitions.

Increased levels of indebtedness may harm our financial condition and results of operations.

On May 18, 2007, in connection with the Adorn Acquisition, we entered into a Credit Agreement with eight financial institutions to establish a five-year senior secured credit facility comprised of a five-year $35,000,000 revolving line of credit and a $75,000,000 term loan. In addition, pursuant to a Securities Purchase Agreement, dated April 10, 2007, Tontine Capital provided interim debt financing in connection with the Adorn Acquisition in the aggregate amount of $13,975,000 in exchange for the 9.5% Senior Notes. The proceeds of these financings were used to finance the acquisition of Adorn, to provide liquidity for the working capital needs of the combined companies and to repay borrowings under our previous credit facility. Our increased indebtedness as a result of the Adorn Acquisition as well as our greater need for working capital may harm our financial condition and negatively impact our results of operations. The increase in our level of indebtedness could have consequences on our future operations, including (i) making it more difficult for us to meet our payments on other outstanding debt; (ii) an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which could result in all of our debt becoming immediately due and payable; (iii) reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes; (iv) limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business and the industry in which we operate; and (v) placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged. If the $13,975,000 principal amount of Senior Notes is not prepaid by May 18, 2008, the interest rate increases from 9.5% to 13.5%.

Increased levels of inventory may adversely affect our profitability.

Our customers generally do not maintain long-term supply contracts and, therefore, we must bear the risk of advance estimation of customer orders. We maintain a substantial inventory to support these customers’ needs. Changes in demand, market conditions or product specifications could result in material obsolescence and a lack of alternative markets for certain of our customer specific products and could negatively impact operating results.

A variety of factors could influence fluctuations in the market price for our common stock.

The market price of our common stock could fluctuate in the future in response to a number of factors, including those discussed below. The market price of our common stock has in the past fluctuated and is likely to continue to fluctuate. Some of the factors that may cause the price of our common stock to fluctuate include:

•	variations in our and our competitors’ operating results;
•	historically low trading volume;
•	high concentration of shares held by institutional investors;
•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	the gain or loss of significant customers;
•	additions or departure of key personnel;
•	events affecting other companies that the market deems comparable to us;
•	general conditions in industries in which we operate;
•	general conditions in the United States and abroad;
•	the presence or absence of short selling of our common stock;
•	future sales of our common stock or debt securities; and
•	announcements by us or our competitors of technological improvements or new products.

Fluctuations in the stock market may have an adverse effect upon the price of our common stock.

The stock markets in general have experienced substantial price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the trading price of our common stock.

Ownership of a significant portion of our common stock is concentrated in the hands of a few holders.

At December 1, 2007, we had 6,002,461 shares of common stock outstanding. We cannot predict the effect, if any, that future sales of shares of common stock, including the common stock offered pursuant to this prospectus, the common stock issuable upon the exercise of options, or the availability of shares of common stock for future sale, will have on the market price of our common stock prevailing from time to time.

At December 1, 2007, Tontine Capital owned 2,293,089 shares of common stock or approximately 38% of our total common stock outstanding. Pursuant to the Standby Purchase Agreement, Tontine Capital is acting as the standby purchaser of any and all shares not subscribed for by other shareholders in this rights offering and, as a result, may further increase its percentage of ownership. In addition, based on filings made with the SEC, we are aware of 4 other institutions that each hold in excess of 5% of our outstanding common stock. We are not able to predict whether or when Tontine Capital or the other institutions will sell substantial amounts of our common stock. Sales of our common stock by these institutions could adversely affect prevailing market prices for our common stock.

We could be influenced by Tontine Capital, whose interests may not be aligned with the interests of our other shareholders.

At December 1, 2007, Tontine Capital held approximately 38% of our outstanding common stock. Pursuant to the Standby Purchase Agreement, Tontine Capital is acting as the standby purchaser of any and all shares not subscribed for by other shareholders in this rights offering and, as a result, may further increase its percentage of ownership. As a result of its substantial ownership interest, Tontine Capital may be able to influence all matters requiring shareholder approval, including the election of our directors, the adoption of amendments to our Articles of Incorporation, the approval of mergers and sales of all or substantially all of our assets, decisions affecting our capital structure and other significant corporate transactions. In addition, pursuant to the Securities Purchase Agreement, dated April 10, 2007, Tontine currently has the right to appoint two directors to our Board of Directors. The interests of Tontine Capital may not in all cases be aligned with the interests of our other shareholders. The influence of Tontine Capital may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our shareholders to approve transactions that they may deem to be in their best interests. In addition, Tontine Capital and its affiliates are in the business of investing in companies and may, from time to time, invest in companies that compete directly or indirectly with us. Tontine Capital and its affiliates may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Certain provisions in our Articles of Incorporation and By-laws may delay, defer or prevent a change in control that our shareholders each might consider to be in their best interest.

Our Articles of Incorporation and By-laws contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making them unacceptably expensive to the raider and to encourage prospective acquirors to negotiate with our board of directors rather than to attempt a hostile takeover.

We have a Rights Agreement permitting under certain circumstances each holder of common stock, other than potential acquirors, to purchase one one-hundredth of a share of a newly created series of our preferred stock at a purchase price of $30 per share or to acquire additional shares of our common stock at 50% of the current market price. The rights are not exercisable or transferable until a person or group acquires 20% or more of our outstanding common stock, except with respect to Tontine Capital and its affiliates and associates, who are currently permitted to acquire up to 40% of our outstanding common stock. We have agreed to amend the Rights Agreement to permit Tontine Capital to acquire more than 40% of our outstanding common stock if their ownership interests will exceed the 40% threshold after the close of the rights offering and the purchase of shares pursuant to its standby commitment.

Insurance Coverages and Terms and Conditions.

We negotiate our insurance contracts annually for property, casualty, workers compensation, general liability, health insurance, and directors and officers liability coverage. Due to conditions within these insurance markets and other factors beyond our control, future coverage limits, terms and conditions and the amount of the related premiums could have a negative impact on our operating results. While we continually measure the risk/reward of policy limits and coverage, the lack of coverage in certain circumstances could result in potential uninsured losses.

USE OF PROCEEDS

If all the rights are exercised, we will receive aggregate proceeds of approximately $15,000,000 before payment of expenses of the rights offering. In addition, if all 40,000 shares certain management employees have indicated they will purchase at $11.25 per share are purchased, we will receive additional proceeds of $450,000. We will use the entire net proceeds from the rights offering, along with the net proceeds from the sale of 40,000 shares of common stock to certain management employees, to prepay the $13,975,000 in principal amount of Senior Notes issued to Tontine Capital to finance, in part, the Adorn Acquisition, as well as to pay related accrued interest. The senior notes bear interest at a rate of 9.5% per annum until May 18, 2008, at which point the interest rate increases to 13.5% per annum. At the Company’s option, interest on the notes may be paid in cash or in kind. Interest on the notes is payable semi-annually on June 30 and December 31 of each year, with any interest paid in kind and all accrued interest payable in conjunction with the final principal payment on May 18, 2010. Principal payments on the notes are due as follows: $1,397,500 on May 18, 2008, $5,590,000 on May 18, 2009, and $6,987,500 on May 18, 2010. The notes may be prepaid at any time without penalty.

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of September 30, 2007 on an actual basis and as adjusted to give effect to (i) the sale of approximately 1,333,333 shares in the rights offering and standby commitment, and the sale of 40,000 shares to certain management employees, each at a price of $11.25 per share, and (ii) the application of the net proceeds therefrom as described under “Use of Proceeds,” assuming a closing date of September 30, 2007.

	At September 30, 2007

	Historical	Pro Forma

	(Dollars in thousands)

Cash and cash equivalents	$2,633	$3,410

Debt (including current portion):
Senior secured credit facility	$62,611	$62,611
Senior subordinated notes	13,975	—
Industrial revenue bonds	6,913	6,913

Total senior debt (including current portion)	83,499	69,524
Shareholders’ equity:
Common stock, no par value, authorized 12,000,000 shares; 20,000,000 shares as adjusted (1); 5,997,177 shares outstanding; 7,370,510 shares outstanding as adjusted	32,451	47,701
Preferred stock, Series A, no par value, authorized 1,000,000 shares, 1,000,000 shares as adjusted, no shares outstanding	—	—
Additional paid-in capital	253	253
Accumulated other comprehensive income (loss)	(398)	(398)
Retained earnings	43,891	43,891

Total stockholders’ equity	76,197	91,447

Total capitalization	$159,696	$160,971

_________________

(1)

At a special meeting held on November 29, 2007, our shareholders approved an amendment to our Articles of Incorporation authorizing 20,000,000 shares of common stock and that amendment became effective on ___________, 2007.

The following table describes the expected use of proceeds from the rights offering:

(Dollars in thousands)
Proceeds from the rights offering	$15,450
Repayment of senior subordinated notes	(13,975)
Payment of accrued interest	(498)

Payment of estimated transaction fees	(200)

Balance to cash	(777)

$0

THE RIGHTS OFFERING

Our board of directors and our shareholders have approved the issuance of equity capital through this rights offering to all of our shareholders. Through this prospectus, we are offering common stock that rights holders may purchase upon exercising their subscription rights.

Background of the Rights Offering

We are undertaking the rights offering to raise additional capital to prepay a major portion of the interim debt financing that was provided by Tontine Capital to fund, in part, the Adorn Acquisition and to provide our shareholders the opportunity to make an additional investment in us.

The Subscription Rights

We are distributing, at no cost, to shareholders of record of our common stock as of the close of business, New York City time, on _____________, 2007, one subscription right for every share of our common stock that they hold on the record date. Each right entitles its holder to purchase 0.222131 of a share of our common stock at a subscription price of $11.25 per share. We will not issue fractional shares. If the number of subscription rights you receive would otherwise permit you to purchase a fraction of a share, the number of shares you may purchase will be rounded down to the nearest whole share.

Your subscription rights entitle you to purchase 0.222131 of a share of our common stock per subscription right, upon delivery of the required documents and payment of the subscription price of $11.25 per share. You are not required to exercise all of your subscription rights. We will deliver to the record holders who purchase shares in the rights offering, certificates representing the shares purchased as soon as practicable after the rights offering has expired.

Effects on Ownership of Certain Beneficial Owners and Management

The following table sets forth information on the beneficial ownership of our common stock as of December 1, 2007 by persons known to beneficially own more than 5% of our common stock, our directors and our executive officers as well as the potential effects on such ownership from the rights offering. Note that beneficial ownership information includes shares which may be acquired by a specified person on the exercise of stock options, whereas the number of shares which may be purchased in the rights offering by such person is based only on the number of shares actually owned by such person.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class	Percentage of Class if all Holders Exercise Subscription Rights (1)(2)	Percentage of Class if only Standby Purchaser Exercises Subscription Rights (2)(3)
Jeffrey L. Gendell c/o Tontine Capital Management, L.L.C. 55 Railroad Avenue, 1st Floor, Greenwich, CT 06830	2,293,089 (4)	38.2%	38.2%	49.4%
Clearbridge Advisors, LLC 399 Park Avenue New York, NY 10022	442,045 (5)	7.4%	7.4%	6.0%

Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401	394,080 (6)	6.6%	6.6%	5.4%
Heartland Advisors, Inc. 789 North Water Street Milwaukee, WI 53202	383,729 (7)	6.4%	6.4%	5.2%
Wilen Management Company, Inc. 2360 West Joppa Road, Suite 226 Lutherville, MD 21093	301,828 (8)	5.0%	5.0%	4.1%
Paul Hassler	64,544 (9)	1.1%	1.1%	*
Robert C. Timmins	63,800	1.1%	1.1%	*
Andy L. Nemeth	38,354 (10)	*	* (11)	*
John H. McDermott	38,500	*	*	*
Keith V. Kankel	29,186	*	*	*
Larry D. Renbarger	29,000	*	*	*
Terrence D. Brennan	21,500	*	*	*
Walter E. Wells	21,500	*	*	*
Harold E. Wyland	14,000	*	*	*
Gregory J. Scharnott	5,288 (12)	*	*	*

Directors and Executive Officers as a group (10 persons)	325,672	5.4%	5.4%	4.4%

______________________

*	Less than 1%.

(1)	Assumes 100% participation in the rights offering.
(2)	Column does not reflect the proposed sale of 40,000 shares of common stock to certain management employees.
(3)

Percentage assumes no participation in the rights offering by shareholders except Tontine Capital. Under the Standby Purchase Agreement, Tontine Capital has agreed that upon the expiration of the rights offering it will purchase in a private placement (i) 509,366 shares of our common stock, which is equal to its pro rata portion of the shares offered in the rights offering; and (ii) any and all of the shares of our common stock not subscribed for in the rights offering by other shareholders.

(4)

Information based on the Schedule 13D/A filed jointly by Tontine Capital Management, L.L.C. (“TCM”), Tontine Capital Partners, L.P. (“TCP”), Tontine Capital Overseas Master Fund, L.P. (“TCO”), Tontine Capital Overseas GP, L.L.C. (“TCO GP”) and Jeffrey L. Gendell on May 24, 2007. Includes 1,834,469 shares owned directly by TCP and 458,620 shares owned directly by TCO. Mr. Gendell is the managing member of TCM, the general partner of TCP. Mr. Gendell is also the managing member of TCO GP, the general partner of TCO.

(5)	Information based on institutional ownership report provided by Nasdaq as of December 12, 2007.
(6)	Information based on institutional ownership report provided by Nasdaq as of December 12, 2007.
(7)	Information based on institutional ownership report provided by Nasdaq as of December 12, 2007.
(8)	Information based on institutional ownership report provided by Nasdaq as of December 12, 2007.
(9)	Includes 30,625 options which are exercisable within 60 days of December 1, 2007.
(10)	Includes 18,125 options which are exercisable within 60 days of December 1, 2007.
(11)	Mr. Nemeth will also be offered 1,000 shares of common stock under the proposed sale of approximately 40,000 shares of our common stock to certain management employees at $11.25 per share.
(12)

Mr. Scharnott resigned from the Company on March 12, 2007. Because Mr. Scharnott was one of our most highly compensated executive officers during the last completed fiscal year, Mr. Scharnott is considered a named executive officer under the securities laws and therefore appears in the table above.

Record Date

The record date for the rights offering, which is the date used to determine the shareholders entitled to receive rights, is _____________, 2007.

Subscription Price

The subscription price is $11.25 per share.

Expiration of the Rights Offering and Extensions, Amendments and Termination

The rights expire, if not previously exercised, at 5:00 p.m., New York City time, on _____________, 2008, unless the subscription period is extended by us. If you choose not to fully exercise your rights, your relative ownership will be diluted. Rights holders who do not exercise their rights prior to the expiration of the rights offering will lose any value represented by their rights. We currently do not intend to extend the subscription period, however, we may extend the expiration date by giving oral or written notice to the subscription agent and information agent prior to the scheduled expiration of the rights offering. We reserve the right, in our sole discretion, to amend or modify the terms of the rights offering. If we amend the terms of the rights offering in a manner that we, in our sole discretion, deem material, we will issue a press release and mail notice to all shareholders, extend the expiration date by at least 10 days and give you the right to cancel your subscription. If we elect to extend the subscription period, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the business day prior to the most recently announced expiration date.

If you do not exercise your rights prior to the expiration of the rights offering, your rights will expire and will be null and void. We will not be required to satisfy your attempt to exercise rights if the subscription agent receives your rights certificate and payment of the subscription price relating to your subscription after your rights expire, regardless of when you transmitted the documents, except when you have timely transmitted the documents under the guaranteed delivery procedures described on page .

In addition, while we have no present intention of terminating the rights offering, we have reserved the right to terminate the rights offering for any reason prior to the expiration of the period for exercising your rights. If the rights offering is terminated, we will issue a press release notifying shareholders of the termination and the subscription agent will return as soon as practicable all subscription payments, without interest.

Standby Purchaser

Tontine Capital, which is collectively our largest shareholder, has agreed to purchase all of the shares not subscribed for by other shareholders in the rights offering for $11.25 per share, which is equal to the rights offering subscription price.

Standby Purchase Agreement

In a Standby Purchase Agreement, dated September 17, 2007, Tontine Capital has agreed that, upon the expiration of the rights offering, it will purchase in a private placement (i) its pro rata portion of the shares offered in the rights offering, and (ii) any and all of the shares not subscribed for by other shareholders in the rights offering at $11.25 per share, which is equal to the rights offering subscription price.

The following represent all of the material conditions to Tontine Capital’s obligations under the Standby Purchase Agreement:

•  customary closing conditions, including (i) that our representations and warranties in the Standby Purchase Agreement are true and correct in all material respects as of the date of signing the Standby Purchase Agreement and as of the closing date; (ii) subsequent to the execution and delivery of the Standby Purchase Agreement and prior to the closing date, there shall not have been any material adverse effect on our financial condition, earnings, financial position, operations, assets, results of operation, business or prospects, or any event or circumstance that is reasonably likely to result in a material adverse effect on our financial condition, earnings, financial position, operations, assets, results of operation, business or prospects and no event shall have occurred or circumstance shall exist which would reasonably likely result in a material adverse effect (“Material Adverse Effect”); (iii) that no market adverse effect (including (A) the suspension by the SEC or the Nasdaq Stock Market of trading in our common stock, the suspension or limitation of trading in securities generally on the Nasdaq Stock Market, the New York Stock Exchange or the American Stock Exchange or the establishment of minimum prices on any of these markets, (B) the declaration of a banking moratorium by the U.S. federal or New York State authorities, or (C) any material new outbreak or material escalation of hostilities or any declaration by the United States of a national emergency or war or other calamity or crisis which has a material adverse effect on the U.S. financial markets) has occurred and is continuing (“Market Adverse Effect”);

•  as of the closing date, we shall not have amended our By-laws to opt back in to the provisions of the Indiana Business Corporation Law (the “IBCL”) pertaining to the acquisition of a controlling interest. Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of disinterested shareholders of the issuing corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. We may, however, amend our By-laws to opt back into the provisions of Chapter 42 of the IBCL once the purchase and issuance of the common stock is complete;

•  our Board shall have adopted resolutions approving and exempting the transactions contemplated in the Standby Purchase Agreement from the restrictions in Section 18 and Section 19 of Chapter 43 of the IBCL which, in general, prohibit an Indiana corporation from engaging in a “business combination” (defined as a variety of transactions) with an “interested shareholder” (defined generally as a person that is the beneficial owner of 10% or more of a corporation's outstanding voting stock) for a period of five years following the date that such person became an interested shareholder;

•  we shall have amended our Rights Agreement, dated March 21, 2006, between the Company and National City Bank to permit the acquisition of any shares of our common stock acquired by Tontine Capital pursuant to the rights offering and the Standby Purchase Agreement, and such amendment shall continue to be in full force and effect as of the closing date;

•  there shall be no judgment or other legal restraint that prohibits or renders unachievable the completion of the rights offering or the transactions contemplated by the Standby Purchase Agreement;

•  the SEC shall have declared the registration statement for the rights offering effective, we shall have complied with any request of the SEC to include additional information in the registration statement, no stop order suspending the effectiveness of the registration statement shall have been issued, and the SEC shall not have initiated a proceeding seeking such an order;

•  we shall have obtained the approval by our shareholders of the transactions contemplated by the Standby Purchase Agreement (which approval was obtained at a special meeting of shareholders on November 29, 2007); and

•  the shares of common stock to be issued shall have been authorized for listing on the Nasdaq Stock Market.

Our obligation to fulfill the terms and obligations of the Standby Purchase Agreement are subject to the representations and warranties made by Tontine Capital being true and correct in all material respects as of the date of the signing of the agreement and at and as of the closing date.

The Standby Purchase Agreement contains covenants that are customary for a transaction of this type. We have agreed, except as otherwise contemplated by the Standby Purchase Agreement, to (i) file a registration statement for the rights offering, and to use our reasonable best efforts to have the SEC declare the rights offering registration statement effective; (ii) operate our business in the ordinary course, consistent with past practice; (iii) not issue any shares of our capital stock, or options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, securities convertible into or exchangeable for our capital stock, or other agreements or rights to purchase or otherwise acquire our capital, except for (A) shares of common stock issuable upon exercise of stock options or pursuant to the sale of shares of common stock to certain management employees at the same $11.25 price per share, and (B) in excess of an additional 50,000 shares of common stock in connection with a stock bonus program established by us for the benefit for certain of our employees in connection with integration activities relating to Adorn Acquisition; (iv) not authorize any stock split, stock dividend, stock combination, or other similar transaction affecting the number of issued and outstanding shares of our common stock; (v) not declare or pay any dividends or repurchase any shares of our common stock; and (vi) not incur any indebtedness or guarantees thereof, other than borrowings in the ordinary course of business and consistent with past practice. We have also agreed to promptly reimburse Tontine Capital for all of its reasonable out-of-pocket costs and expenses and reasonable attorneys’ fees incurred in connection with the Standby Purchase Agreement, the drafting and negotiation of documentation in connection with the transactions contemplated thereunder, and all other activities relating to the transactions contemplated thereunder upon our receipt of all reasonably requested documentation to support the incurrence of such expenses.

Tontine Capital may terminate its rights and obligations under the Standby Purchase Agreement at any time prior to closing if there is a Material Adverse Effect or Market Adverse Effect that is not cured within 15 days after the occurrence thereof. If either we or Tontine Capital materially breach the Standby Purchase Agreement, the non-breaching party may terminate its rights and obligations under the Standby Purchase Agreement if the breaching party does not cure the breach within 15 days after receiving written notice. In addition, either party may terminate its rights and obligations under the Standby Purchase Agreement, if the closing of the rights offering has not occurred on or prior to March 31, 2008, for any reason other than a material breach by the terminating party or a failure of the terminating party to meet a closing condition as defined in the Standby Purchase Agreement.

In addition, we previously entered into an Amended and Restated Registration Rights Agreement with Tontine Capital, dated May 18, 2007, in which we agreed under certain circumstances to register the resale of shares of common stock held by Tontine Capital. The common stock purchased by Tontine Capital both in this rights offering and pursuant to the Standby Purchase Agreement will be eligible to be registered for resale under the terms of the Amended and Restated Registration Rights Agreement. Should Tontine Capital choose to resell the shares it purchases pursuant to this rights offering or the Standby Purchase Agreement, we will bear the costs of registering the common stock to be resold. We intend to amend the resale registration statement that was filed with the SEC on August 14, 2007 on Form S-3 to register the additional shares purchased by Tontine Capital both in this rights offering and pursuant to the Standby Purchase Agreement.

Method of Subscription – Exercise of Rights

You may exercise your subscription rights by delivering the following to the subscription agent, at or prior to 5:00 p.m., New York City time, on _____________, 2007, the expiration date of the rights offering:

•  Your properly completed and executed rights certificate with any required signature guarantees or other supplemental documentation. You must deliver your original rights certificate to National City Bank, which is acting as the subscription agent for the rights offering. The subscription agent will not accept a facsimile transmission of your completed rights certificate.

•  Your full payment of the subscription price, having cleared the bank, for each share subscribed for under your subscription rights.

•  If you send your rights certificate by mail, we recommend that you send it by registered mail, properly insured, with return receipt requested. If you cannot deliver your rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery procedures described under “The Rights Offering – Guaranteed Delivery Procedures” on page 28.

If you hold shares of our common stock through a broker, bank or other nominee, you will need to have your broker, bank or other nominee act for you if you wish to exercise your rights. See “Beneficial Owners” on page 27 for more information.

We will not charge a brokerage commission or a fee to rights holders for exercising their rights. If you exercise your rights through a broker, bank or other nominee, however, you will be responsible for any fees charged by your broker, bank or other nominee.

Method of Payment of Subscription Price

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock you are purchasing pursuant to the exercise of rights by:

•  non-certified check, bank draft or certified check drawn on personal or business accounts upon a U.S. bank payable to the subscription agent;

•  cashier’s check drawn upon a U.S. bank or express money order payable to the subscription agent;    or

•  wire transfer of funds to the account maintained by the subscription agent for the purpose of the rights offering at:

National City Bank/Cleve

ABA No. 041000124

Beneficiary Name: Trust Department

Beneficiary Account No. 2171150005490

For further credit to:

Patrick Industries, Inc.

Account No. 0180R178007

DDA No. 534902308

Receipt of Payment

Your payment will be considered received by the subscription agent only upon:

•  clearance of any uncertified check deposited by the subscription agent;

•  receipt by the subscription agent of any certified check, cashier’s check or bank draft drawn upon a U.S. bank, any express money order or any wire transfer; or

•  receipt of collected funds in the subscription agent’s account.

We will retain any interest earned on the payments held by the subscription agent before your shares have been issued to you or if your payment is refunded to you, in whole or in part, because your exercise has not been satisfied for any reason.

Delivery of Rights Certificate and Payment

You should deliver your rights certificate, payment of the subscription price (unless you decide to wire your payment) and any notices of guaranteed delivery to National City Bank, which is acting as our subscription agent, by mail to:

National City Bank

c/o The Colbent Corp.

P.O. Box 859208

Braintree, MA 02185-9208

or by express mail to:

National City Bank

c/o The Colbent Corp.

161 Bay State Drive

Braintree, MA 02184

Your delivery to an address other than the addresses set forth above will not constitute valid delivery.

Payment of the subscription price by wire transfer may be made as provided above under “The Rights Offering - Method of Payment of Subscription Price” on page .

If you have questions about whether your completed rights certificate or payment has been received, you may call National City Shareholders Communications at 1-800-622-6757 or send an email to shareholder.inquiries@nationalcity.com.

Clearance of Uncertified Checks

If you are paying by uncertified personal check, please note that uncertified checks may take at least seven to ten business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received by the subscription agent and clears by the rights offering expiration date. We urge you to consider using a certified or other cashier’s check, money order or wire transfer of funds to avoid missing the opportunity to exercise your subscription rights.

Calculation of Rights Exercised

If you send a payment that is insufficient to purchase the number of shares you subscribed for, or if the number of shares you wish to subscribe for is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of payment received, subject to the elimination of fractional shares. If the payment exceeds the subscription price for the full exercise of your subscription rights (to the extent specified by you), the excess will be refunded to you as soon as practicable. You will not receive interest on any payments refunded to you under the rights offering.

Your Funds Will Be Held by the Subscription Agent Until Shares of Common Stock Are Issued

The subscription agent will hold your payment of the subscription price in a segregated account with other payments received from other rights holders until we issue your shares to you upon consummation of the rights offering.

Exercise of Rights is Irrevocable and May Not Be Cancelled

Unless we give you a right of cancellation as a result of a material (as determined by us in our sole discretion) change to the terms of the rights offering, all exercises of rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your rights. You should not exercise your rights, unless you are certain that you wish to purchase additional shares of our common stock at a price of $11.25 per share.

 Signature Guarantee May Be Required

Your signature on your rights certificate must be guaranteed by an eligible institution, if you are exercising your rights, unless:

•  your rights certificate provides that shares are to be delivered to you as record holder of those rights; or

•  you are an eligible institution.

In addition, if we give you the right to cancel a previously submitted subscription following an amendment to the terms of the rights offering in a manner that we, in our sole discretion, deem material, your signature on your rights certificate must be guaranteed by an eligible institution.

An “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following:

•  the Securities Transfer Agents Medallion Program;

•  the New York Stock Exchange, Inc. Medallion Signature Program; or

•  the Stock Exchanges Medallion Program.

Notice to Nominees

If you are a broker, bank or other holder who holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee and whose address is in the U.S. of the rights offering as soon as possible to learn their intentions with respect to exercising their rights. You should obtain instructions from the beneficial owner, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificate and submit it to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent as directed in your rights offering materials.

Beneficial Owners

If you hold shares of our common stock through a broker, bank or other nominee, you will need to have your broker, bank or other nominee act for you if you wish to exercise your rights. We will ask your broker, bank or other nominee to notify you of the rights offering and to send to you an election form for exercising your rights. You should receive this form from your record holder with the other rights offering materials. If you wish to exercise your rights, you should complete and return this form to your broker, bank or other nominee.

Instructions for Completing Your Rights Certificate

You should read and follow the instructions accompanying the rights certificate carefully.

You are responsible for the method of delivery of your rights certificates with your subscription price payment to the subscription agent. We recommend that you send your rights certificate by overnight courier, or if you send your rights certificate by mail, we recommend that you send it by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery of your rights certificate to the subscription agent prior to the expiration of the rights offering. Since uncertified personal checks may take at least seven to ten business days to clear, you are strongly urged to pay, or arrange for payment, by means of a certified or cashier’s check, money order or wire transfer of funds.

Determinations Regarding the Exercise of Your Rights

We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of your rights and our determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within the time period as we may determine. We may reject the exercise of any of your rights because of any defect or irregularity in the exercise, and we may accept your exercise only to the extent of the payment received, if you or your broker, bank or other nominee sends an incorrect payment amount. We will not receive or accept any exercise or withdrawal of exercise of rights until all irregularities have been waived by us or cured by you by the time that we decide, in our sole discretion.

Neither we nor the subscription agent will be under any duty to notify you of any defect or irregularity in connection with the submission of your rights certificate, and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise, if it is not in accordance with the terms of the rights offering or in proper form. We and the subscription agent will also not accept your exercise of rights if we or the subscription agent believe, in our sole discretion, that our issuance of shares of our common stock to you could be deemed unlawful under applicable law or is materially burdensome to us.

Guaranteed Delivery Procedures

If you wish to exercise your subscription rights, but you do not have sufficient time to deliver the rights certificate evidencing your rights to the subscription agent prior to the expiration of the rights offering, you may exercise your subscription rights by the following guaranteed delivery procedures:

•  deliver to the subscription agent prior to the expiration of the rights offering the subscription price payment for each share you elected to purchase and subscribed for pursuant to the exercise of rights in the manner set forth above under “The Rights Offering - Method of Payment of Subscription Price” on page 25;

•  deliver to the subscription agent prior to the expiration of the rights offering the form entitled “Notice of Guaranteed Delivery”; and

•  deliver the properly completed rights certificate evidencing your rights being exercised with any required signatures guaranteed, to the subscription agent within three business days following the date you submit your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution, acceptable to the subscription agent. A form of that guarantee is included with the Notice of Guaranteed Delivery.

In your Notice of Guaranteed Delivery, you must provide:

•  your name;

•  the number of rights represented by your rights certificate and the number of shares of our common stock you are purchasing pursuant to your subscription rights; and

•  your guarantee that you will deliver to the subscription agent a rights certificate evidencing the rights you are exercising within three (3) business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your rights certificate at the address set forth above under “The Rights Offering - Delivery of Rights Certificate and Payment” on page 25. You may alternatively transmit your Notice of Guaranteed Delivery to The Colbert Corp. by facsimile transmission at (781) 930-4942. To confirm facsimile deliveries, you may call (781) 930-4900.

Issuance of Common Stock

If you properly exercise your rights, you will be deemed to own the shares immediately after the expiration of the rights offering. We will issue share certificates as soon as practicable thereafter. We have the discretion to delay distribution of any shares you may elect to purchase by exercise of rights if necessary to comply with securities laws. No interest will be paid to you on the funds you deposit with the subscription agent.

Subscription Agent

We have appointed National City Bank to act as subscription agent for the rights offering. We will pay all customary fees and expenses of the subscription agent related to the rights offering.

Restricted Transferability of Subscription Rights

The subscription rights may be exercised only by the persons to whom they are granted, and you may not sell, give away or otherwise transfer your rights.

Commissions, Fees and Other Expenses

All commissions, fees and other expenses, including brokerage commissions and transfer taxes, if any, incurred in connection with the exercise of rights will be the responsibility of the rights holder, and none of these commissions, fees or expenses will be paid by us or the subscription agent.

Procedures for DTC Participants

We expect that your exercise of your rights may also be made through the facilities of The Depository Trust Company, or DTC. If your rights are held of record through DTC, you may exercise your rights for each beneficial holder by instructing DTC, or having your broker instruct DTC, to transfer your rights from your account to the account of the subscription agent, together with certification as to the aggregate number of rights you are exercising and the subscription price for each share you are purchasing pursuant to your exercise of rights.

No Board Recommendation

Our board of directors has not made any recommendation as to whether you should exercise your rights. You should make those decisions based upon your own assessment of your best interests. However, if you do not exercise your rights in full, your percentage ownership interest in our company will be diluted.

Shares of Common Stock Outstanding after the Rights Offering

At December 1, 2007, there were 6,002,461 shares of common stock issued and outstanding. Based upon the 1,333,333 shares to be issued pursuant to the rights offering and assuming the purchase of 40,000 shares to be offered to certain management employees, we would have 7,375,794 shares of common stock outstanding after the closing of the rights offering and the sale of 40,000 shares to certain management employees.

U.S. Federal Income Tax Considerations

Based upon discussions with our financial and tax advisors, we believe that our distribution or any shareholder’s exercise of the subscription rights to purchase shares of our common stock should not be taxable to our shareholders. For a discussion of the tax consequences to shareholders, see “U.S. Federal Income Tax Considerations” on page 33.

DESCRIPTION OF CAPITAL STOCK

In this section, we describe the material features and rights of our capital stock. This summary is qualified in its entirety by reference to applicable Indiana law, our Articles of Incorporation, and our By-laws. See “Where You Can Find Additional Information.”

General

We are currently authorized to issue 12,000,000 shares of common stock, without par value, and 1,000,000 shares of preferred stock, without par value. At a special meeting held on November 29, 2007, our shareholders approved an amendment to our Articles of Incorporation authorizing 20,000,000 shares of common stock and the amendment became effective on ____________, 2007. Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock. At December 1, 2007, there were 6,002,461 shares of our common stock outstanding. There are no shares of preferred stock outstanding.

Common Stock

Issuance of Common Stock. Shares of common stock may be issued from time to time as our board shall determine and on such terms and for such consideration as shall be fixed by the board. The authorized number of shares of common stock may, without a class or series vote, be increased or decreased from time to time by the affirmative vote of the holders of a majority of the stock of the company entitled to vote.

Dividends and Rights Upon Liquidation. After the requirements with respect to preferential dividends on preferred stock, if any, are met, the holders of our outstanding common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as the board may from time to time determine. Our common stock is not convertible or exchangeable into other securities. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive the assets that are legally available for distribution on a pro rata basis, after payment of all of our debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding. The Company does not currently pay a dividend on its common stock.

Voting Rights. The holders of the common stock are entitled to vote at all meetings of the shareholders and are entitled to cast one vote for each share of common stock held by them respectively and standing in their respective names on the books of the corporation.

Preemptive Rights. Holders of our common stock do not have preemptive rights with respect to any shares that may be issued. Shares of our common stock are not subject to redemption.

Shareholder Rights Agreement

On March 21, 2006, our board adopted a Rights Agreement with National City Bank as our rights agent (the “Rights Agreement”). On the effective date of the Rights Agreement, March 21, 2006, our board declared a dividend of one right for each share of our common stock. The dividend was payable to all shareholders of record at the close of business on March 31, 2006 and with respect to all shares that become outstanding after the record date, except as subject to adjustments as provided in the Rights Agreement. Subject to exceptions, each right entitles the registered holder to purchase from us one one-hundredth of a share of our preferred stock, at an exercise price of $30 per right.

The share purchase rights are not exercisable until the earlier to occur of (i) 10 days following the date of public disclosure that a person or group, together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the voting power of the aggregate of all shares of our voting stock, and (ii) 10 days following commencement or disclosure of an intention to commence a tender offer or exchange offer by a person and certain related entities if, upon consummation of the offer, such person or group, together with persons affiliated or associated with it, could acquire beneficial ownership of 20% or more of the total voting power of all shares of our voting stock, subject to exceptions. On May 18, 2007, in connection with the issuance of common stock to Tontine Capital in a private placement to finance, in part, the Adorn Acquisition, we amended these provisions such that they are not triggered by Jeffrey L. Gendell, Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C., Tontine Overseas Master Fund, L.P. and Tontine Capital Overseas GP, L.L.C. or any of their affiliates or associates, acting individually, with another person, or any group, solely to the extent they individually or in the aggregate, beneficially own less than 40% of the aggregate voting power of our outstanding voting stock. Tontine Capital Management, L.L.C. is the general partner of Tontine Capital Partners, L.P. and Tontine Capital Overseas GP, L.L.C. is the general partner of Tontine Overseas Master Fund, L.P. Mr. Gendell is the Managing Member of Tontine Capital Management, L.L.C. and Tontine Capital Overseas GP, L.L.C. In the event that the purchase of shares in the rights offering and/or as contemplated by the Standby Purchase Agreement results in Tontine Capital owning in excess of 40% of our outstanding common stock, then we will amend the Rights Agreement to permit such increased ownership.

If we are (i) acquired in a merger or other business combination transaction and we are not the surviving corporation, (ii) any person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other person or (iii) 50% or more of our assets or earning power are sold or transferred, then each holder of a right (except rights which previously have been voided as described in the Rights Agreement) shall thereafter have the right to receive, upon exercise, common stock of the ultimate parent company having a value equal to two times the exercise price of the right.

Until a right is exercised, the holder has no rights as a shareholder of the Company, including the right to vote or to receive dividends or distributions. We may, without the approval of any holder of the rights, but only if at that time the board consists of a majority of disinterested directors, supplement or amend any provision of the Rights Agreement, except as defined in the Rights Agreement.

Preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock, if it is greater. In the event of liquidation, the holders of the preferred stock will be entitled to a minimum preferential liquidation payment of $100.00 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of common stock, if it is greater. In the event of any merger or other business combination in which common stock is exchanged, each share of preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the value of the one one-hundredth of a share of preferred stock purchasable upon exercise of each right is intended to approximate the value of one share of common stock.

The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board, except pursuant to an offer conditioned upon a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board prior to the time a person or group has acquired beneficial ownership of 20% or more of the common stock, because until such time, the rights may be redeemed by us at $0.01 per right and the Rights Agreement may be amended.

For a more complete description, you should read the Rights Agreement, as amended, which is incorporated by reference in the “Exhibits” section.

Relevant Provisions of the Indiana Business Corporation Law

The Indiana Business Corporation Law (the “IBCL”) limits some transactions between an Indiana company and any person who acquires 10% or more of the company's common stock (an “interested shareholder”). During the five-year period after the acquisition of 10% or more of the company’s common stock, an interested shareholder cannot enter into a business combination with the company unless, before the interested shareholder acquired the common stock, the board of directors of the company approved the acquisition of common stock or approved the business combination. After the five-year period, an interested shareholder can enter into only the following three types of business combinations with the company: (i) a business combination approved by the board of directors of the company before the interested shareholder acquired the common stock; (ii) a business combination approved by holders of a majority of the common stock not owned by the interested shareholder; and (iii) a business combination in which the shareholders receive a price for their common stock at least equal to a formula price based on the highest price per common share paid by the interested shareholder.

In addition, we have adopted a provision in our By-laws which states that the Control Share Acquisitions Statute shall not apply to the issued and outstanding shares of our common stock. We opted out of the Control Share Acquisitions Statute when we sold Tontine Capital shares of our common stock in connection with the Adorn Acquisition. Under Indiana law, a person who acquires shares giving that person more than 20%, 33 1/3%, and 50% of the outstanding voting securities of an Indiana corporation is subject to the “Control Share Acquisitions Statute” of the IBCL and may lose the right to vote the shares which take the acquiror over these respective levels of ownership. Before an acquiror may vote the shares that take the acquiror over these ownership thresholds, the acquiror must obtain the approval of a majority of the shares of each class or series of shares entitled to vote separately on the proposal, excluding shares held by officers of the corporation, by employees of the corporation who are directors of the corporation and by the acquiror. An Indiana corporation subject to the Control Share Acquisitions Statute may elect not to be covered by the statute by so providing in its articles of incorporation or by-laws and we have taken advantage of this option.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Market Information

Our common stock is listed on Nasdaq under the symbol “PATK.” The high and low sales prices of our common stock as reported on Nasdaq for each quarterly period indicated were as follows:

	High	Low
Year Ended December 31, 2005 First Quarter Second Quarter Third Quarter Fourth Quarter	$11.00 $10.23 $12.44 $11.39	$9.22 $8.50 $8.22 $9.62
Year Ended December 31, 2006 First Quarter Second Quarter Third Quarter Fourth Quarter	$12.38 $13.40 $13.00 $13.48	$10.22 $10.91 $9.25 $11.53
Year Ended December 31, 2007 First Quarter Second Quarter Third Quarter Fourth Quarter (through December 11, 2007)	$12.50 $16.48 $18.28 $13.53	$9.00 $10.57 $11.32 $ 9.03

As of December 11, 2007, there were approximately 401 holders of record of our common stock. On December 11, 2007, the last reported sales price of our common stock was $10.23 per share.

Dividends

We paid a first time quarterly dividend of $.04 per common share in the third quarter of 1995 and continued it through the first quarter of 2003. Our board of directors suspended the quarterly dividend in the second quarter of 2003 due to industry conditions and has not paid a dividend since that time. Any future determination to pay cash dividends will be made by the board in light of our earnings, financial position, capital requirements, and such other factors as the board deems relevant.

PLAN OF DISTRIBUTION

We are distributing rights certificates and copies of this prospectus to those persons who were holders of our common stock on ____________, 2007, the record date for the rights offering, promptly following the effective date of the registration statement of which this prospectus is a part. We are offering the rights and the shares of common stock underlying the rights directly to you. We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of subscription rights in this offering and no commissions, fees or discounts will be paid in connection with this offering. National City Bank is acting as our subscription agent to effect the exercise of the rights and the issuance of the underlying common stock. Therefore, while certain of our directors and officers may solicit responses from you, those directors and officers will not receive any commissions or compensation for those services.

We are distributing and deliver this prospectus by hand or by mail only, and not by electronic delivery. Also, we intend to use printed prospectuses only, and not any other forms of prospectus.

We are distributing at no cost to the holders of record of our common stock at the close of business on ____________, 2007, one non-transferable subscription right for each common share they own. One subscription right will entitle the holder to purchase 0.222131 of a share of our common stock at a subscription price of $11.25 per share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. We will not issue fractional shares. If the number of subscription rights you receive would otherwise permit you to purchase a fraction of a share, the number of shares that you may purchase is being rounded down to the nearest whole share.

We do not expect all of our shareholders to exercise all of their subscription rights. Tontine Capital, collectively our largest shareholder, has agreed to purchase all of the shares not subscribed for by other shareholders in the rights offering at a price per share equal to the rights offering subscription price of $11.25.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain material U.S. federal income tax considerations to U.S. Holders of our common stock (as defined below) of the receipt or exercise of rights in this rights offering. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their individual investment circumstances or to certain types of U.S. Holders that are subject to special tax rules, including banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting, persons that hold rights or our common stock as part of a “straddle,” a “hedge” or a “conversion transaction,” persons that have a functional currency other than the U.S. dollar, investors in pass-through entities, certain former citizens or permanent residents of the United States and persons subject to the alternative minimum tax. This discussion also does not address any federal non-income, state, local or foreign tax considerations to U.S. Holders, nor does it address any tax considerations to persons other than U.S. Holders. This summary assumes that U.S. Holders have held our common stock exclusively as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common stock that is (1) a citizen or an individual resident of the United States; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the United States or any political subdivision of the United States; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. In this event, the partner and partnership should consult their tax advisors concerning the tax treatment of the receipt of rights in the rights offering and the ownership, exercise and disposition of the rights.

EACH HOLDER OF OUR COMMON STOCK IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE RECEIPT OR EXERCISE OF RIGHTS IN THE RIGHTS OFFERING.

Receipt, Exercise and Expiration of the Rights; Tax Basis and Holding Period of Shares Received upon Exercise of the Rights

You should not recognize taxable income for United States federal income tax purposes in connection with the receipt of rights in the rights offering. If you allow rights received in the rights offering to expire, you should not recognize any gain or loss upon the expiration of the rights. You also should not recognize any gain or loss upon the exercise of rights received in the rights offering, and the tax basis of the shares of common stock acquired through exercise of the rights should equal the sum of the subscription price for the shares and your tax basis, if any, in the rights. Your tax basis in the rights will generally be zero unless either (i) the fair market value of the rights on the date such rights are distributed is equal to at least 15 percent of the fair market value on such date of the common stock with respect to which they are received or (ii) you elect, in your United States federal income tax return for the taxable year in which the rights are received, to allocate part of the tax basis of such common stock to the rights. In either such case, a portion of your basis in the common stock with respect to which the rights are received will be allocated to such rights in proportion to the respective fair market values of the common stock and the rights on the date the rights are distributed. If you have tax basis in the rights and you allow the rights to expire, the tax basis of the common stock owned by you with respect to which such rights were distributed will be restored to the tax basis of such common stock immediately before the receipt of the rights in the rights offering. The holding period for the shares of common stock acquired through exercise of the rights will begin on the date the rights are exercised.

If you exercise the rights received in this rights offering after disposing of the shares of common stock with respect to which the rights are received, then certain aspects of the tax treatment of the exercise of the rights are unclear, including (i) the allocation of tax basis between the common stock previously sold and the rights, (ii) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the common stock previously sold, and (iii) the impact of such allocation on the tax basis of the common stock acquired through exercise of the rights. If you exercise the rights received in the rights offering after disposing of the shares of common stock with respect to which the rights are received, you should consult your tax advisor.

Sale of Shares of Common Stock and Receipt of Distributions on Shares of Common Stock

You generally should recognize capital gain or loss upon the sale of common stock acquired through the exercise of rights in an amount equal to the difference between the amount realized and your tax basis in the common stock. The capital gain or loss should be long-term if your holding period in the shares is more than one year. Generally, long-term capital gains recognized by individuals are currently taxable at a maximum rate of 15 percent, and long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. If you have held your shares of common stock for one year or less, your capital gain or loss will be short-term. Short-term capital gains generally are taxed at the rates applicable to ordinary income. Your ability to use any capital loss is subject to certain limitations.

Distributions, if any, on shares of common stock acquired through the exercise of rights generally will be taxable to you as a dividend to the extent that the cash and fair market value of property is allocable to our current and accumulated earnings and profits. Dividends received by corporate holders are taxable at ordinary corporate tax rates, subject to any applicable dividends-received deduction. Dividends received by noncorporate holders of stock in taxable years beginning before January 1, 2011 are taxed under current law at the holder’s capital gain tax rate (a maximum rate of 15 percent) provided that the holder meets applicable holding period and other requirements. Any distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of basis, and any further distributions in excess of your basis in the common stock will be treated as gain from the sale of such common stock.

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of common stock acquired through the exercise of rights. Backup withholding may apply under certain circumstances if you (i) fail to furnish your social security or other taxpayer identification number (“TIN”), (ii) furnish an incorrect TIN, (iii) fail to report interest or dividends properly, or (iv) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you are not subject to backup withholding. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. You should consult your tax advisors as to your qualification for exemption from withholding and the procedure for obtaining such exemption.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES

OF THE RECEIPT OF RIGHTS IN THE RIGHTS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE RIGHTS.

CERTAIN LEGAL MATTERS

The validity of the common stock being registered hereby will be passed upon for us by McDermott Will & Emery LLP, Chicago, Illinois.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Patrick Industries, Inc. for the year ended December 31, 2006 have been so incorporated in reliance on the report of McGladrey & Pullen, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Adorn Holdings, Inc. and subsidiaries (“Adorn”) incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Patrick Industries, Inc., dated July 5, 2007, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to a restatement of Adorn’s 2005 and 2004 financial statements), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy reports, statements or other information at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the public reference facility. Our SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov. You can find additional information about us, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K, on our website at www.patrickind.com. The information on our website is not a part of this prospectus.

We have filed with the SEC a registration statement on Form S-3 to register the securities. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all of the information set forth in the registration statement. For further information you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review and copy the registration statement and its exhibits and schedules at the public reference facility maintained by the SEC as described above. The registration statement, including its exhibits and schedules, is also available on SEC’s website.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information that we and other registrants file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference in this prospectus the following:

•	our Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2006;
•

the information under the captions “Election of Directors,” “Section 16(a) Beneficial Ownership Reporting Compliance,” “Audit Committee,” “Corporate Governance,” “Compensation of Executive Officers and Directors,” “Equity Compensation Plan Information,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Transactions,” “Director Independence,” and “Accounting Information” in our Proxy Statement dated April 9, 2007;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007, June 30, 2007, and September 30, 2007;
•

our Current Reports on Form 8-K and Form 8-K/A filed with the SEC on January 31, 2007, March 13, 2007, April 6, 2007, April 11, 2007, May 24, 2007, June 6, 2007, July 5, 2007, September 18, 2007, October 18, 2007, and December 12, 2007; and

•	any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities.

You may request a copy of these filings, at no cost, by writing or calling us at Patrick Industries, Inc., P.O. Box 638, Elkhart, Indiana, 46515, telephone: (574) 294-7511, Attn: Chief Financial Officer.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

PATRICK INDUSTRIES, INC.

Common Stock

____________________

PROSPECTUS

   , 2007

____________________

Part II

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than discounts, commission and concessions payable to broker-dealers and agents, in connection with the offering and distribution of the securities being offered hereunder. Except for the SEC registration fee, all amounts are estimates. All of these fees and expenses will be borne by the Registrant.

SEC registration fee	$415
Subscription agent’s fees and expenses*	$20,000
Legal fees and expenses*	$115,000
Accounting fees and expenses*	$50,000
Printing and miscellaneous expenses*	$15,000

Total	$200,415

*Estimated.

Item 15. Indemnification of Directors and Officers

Our Articles of Incorporation provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Indiana Business Corporation Law. Our By-laws require the Company to indemnify its directors and officers and such provisions require the Company, among other things, (i) to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers provided such persons acted in good faith and in a manner reasonably believed to be in the best interests of Patrick and, with respect to any criminal action, had no cause to believe their conduct was unlawful; (ii) to advance the expenses actually and reasonably incurred by its officers and directors as a result of any proceeding against them as to which they could be indemnified and (iii) to obtain directors’ and officers’ insurance if available on reasonable terms. There is no action or proceeding pending or, to the knowledge of the Company, threatened which may result in a claim for indemnification by any director, officer, employee or agent.

The registration rights agreement with respect to the offering of securities registered hereunder provides in certain instances, for indemnification of the Company and its officers and directors by the holders of the securities registered hereunder, against certain liabilities, including liabilities under the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules

Exhibits

3.1	By-laws of Patrick Industries, Inc. (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed on May 24, 2007).
3.2

Amended Articles of Incorporation of the Company (filed as Exhibit 3(a) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

4.1

Amended and Restated Registration Rights Agreement, dated as of May 18, 2007, by and among Patrick Industries, Inc., Tontine Capital Partners, L.P., and Tontine Capital Overseas Master Fund, L.P. (incorporated by reference to Form 8-K filed on May 24, 2007).

4.2	Form of Subscription Rights Certificate (to be filed by amendment).
5.1	Opinion of McDermott Will & Emery LLP.
10.1	Rights Agreement, dated March 21, 2006, by and between Patrick Industries, Inc. and National City Bank (incorporated by reference to Form 8-K filed on March 23, 2006).
10.2	Amendment No. 1 to Rights Agreement, dated May 18, 2007, by and between Patrick Industries, Inc. and National City Bank (incorporated by reference to Form 8-K filed on May 24, 2007).

10.3

Standby Purchase Agreement, dated September 17, 2007, by and among Patrick Industries, Inc., Tontine Capital Partners, L.P. and Tontine Capital Overseas Master Fund, L.P. (incorporated herein by reference to Exhibit 1 to Schedule 14A filed on October  9, 2007).

10.4	Form of Subscription Agent Agreement (to be filed by amendment).
23.1	Consent of McGladrey & Pullen LLP.
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of McDermott Will & Emery LLP (filed with Exhibit 5.1).
24	Power of Attorney (filed as part of signature page).
99.1	Form of Instructions For Exercising Patrick Subscription Rights (to be filed by amendment).
99.2	Form of Notice of Guaranteed Delivery (to be filed by amendment).
99.3	Form of Notice of Important Tax Information (to be filed by amendment).
99.4	Form of Letter to Shareholders who are Record Holders (to be filed by amendment).
99.5	Form of Letter to Shareholders who are Beneficial Holders (to be filed by amendment).

Item 17. Undertakings

The undersigned hereby undertakes:

(a)	1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
ii.

To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply, if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.

Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)            The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elkhart, State of Indiana, on December 13, 2007.

PATRICK INDUSTRIES, INC.

By:	/s/ Andy L. Nemeth
Name:	Andy L. Nemeth
Title:	Executive Vice President – Finance,
Secretary-Treasurer and Chief
Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul E. Hassler and Andy L. Nemeth, and each of them (each with full power to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement and any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 (in each case including, without limitation, any post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises, as full and to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated on the 13th day of December, 2007.

Signature	Title

/s/ Robert C. Timmins	Lead Director
Robert C. Timmins

/s/ Paul E. Hassler	President and Chief Executive Officer (principal executive officer)
Paul E. Hassler

/s/ Andy L. Nemeth	Executive Vice President - Finance, Secy. -Treasurer
Andy L. Nemeth	and Chief Financial Officer (principal financial and accounting officer)

/s/ Keith V. Kankel	Director
Keith V. Kankel

/s/ Harold E. Wyland	Director
Harold E. Wyland

/s/ John H. McDermott	Director
John H. McDermott

/s/ Terrence D. Brennan	Director
Terrence D. Brennan

/w/ Walter E. Wells	Director
Walter E. Wells

/s/ Larry D. Renbarger	Director
Larry D. Renbarger